United States securities and exchange commission logo





                              December 9, 2022

       John Lawrie
       Chief Executive Officer
       TLG Acquisition One Corp.
       515 North Flagler Drive, Suite 520
       West Palm Beach, FL 33401

                                                        Re: TLG Acquisition One
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 14,
2022
                                                            File No. 333-268349

       Dear John Lawrie:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 14, 2022

       General

   1. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be
incentivized to complete an acquisition of a less favorable target company or on terms
less favorable to shareholders rather than liquidate.
   2. Please highlight the material risks to public warrant holders, including those arising from differences between
private and public warrants. Clarify whether recent common stock trading prices exceed
the threshold that would allow the company to redeem public
                                                        warrants. Clearly
explain the steps, if any, the company will take to notify all shareholders, including
beneficial owners, regarding when the warrants become eligible for redemption.
 John Lawrie
TLG Acquisition One Corp.
December 9, 2022
Page 2
3.       Please disclose the sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities.
4. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
5. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
6. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
7.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
8. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-
         redeeming shareholders.
9. We note your disclosure on page 52 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of
FirstName LastNameJohn Lawrie
       Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to
Comapany    NameTLG
       Russia   s         Acquisition
                 Invasion of UkraineOneandCorp.
                                           Related Supply Chain Issues, issued
by the Staff in May
       2022.
December   9, 2022 Page 2
FirstName LastName
 John Lawrie
FirstName LastNameJohn   Lawrie
TLG Acquisition  One Corp.
Comapany9,
December  NameTLG
             2022    Acquisition One Corp.
December
Page 3    9, 2022 Page 3
FirstName LastName
10. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
11. We note your disclosure that the Warrant Agreement contains an exclusive forum provision that applies to actions arising under the Securities Act and does not apply to actions arising under the Exchange Act. Section 9.3 of Exhibit 4.1 does not state that the exclusive forum provision applies to the Securities Act and does not apply to the
         Exchange Act. Please revise or tell us how you will inform investors in future filings that the provision applies to actions arising under the Securities Act and does not apply to actions arising under the Exchange Act.
12. Please revise to clarify whether any subscription agreements, non-redemption agreements, or backstop agreements for alternative financing will be fully disclosed for shareholders to consider in advance of the special meeting. To the extent you intend to provide such information to shareholders, disclose how you will inform your shareholders of arrangements formed after effectiveness. Finally, disclose whether you have or are currently negotiating any such arrangements.
13. Please disclose the name of the private lender and file any agreements with the party under Item 601 of Regulation S-K.
Cover Page

14.      Please include on the inside front cover page the information set forth
         in Item 2 of Form S-4.
 John Lawrie
FirstName LastNameJohn   Lawrie
TLG Acquisition  One Corp.
Comapany9,
December  NameTLG
             2022    Acquisition One Corp.
December
Page 4    9, 2022 Page 4
FirstName LastName
Unaudited Historical Comparative and Pro Forma Combined Per-Share Data of TLG and
Electriq, page 26

15. We note the disclosure under note (3) that book value per share is equal to total stockholders' deficit (equity) divided by weighted average shares outstanding; however, it appears the historical book value per share for Electriq as of June 30, 2022 of $(0.23)
         appears to have been calculated using total stockholders' (deficit) plus mezzanine equity divided by the weighted average common shares outstanding but excluding the number of shares of common stock the preferred stock will be converted into. Please clarify or revise the calculation of the historical book value per share for Electriq. In addition, please be advised that all book value per share disclosures in the filing should be calculated using the number of shares outstanding as of the balance sheet date rather than the number of weighted average shares outstanding during the period. Risk Factors
The majority of our revenues in 2020, 2021 and 2022 to date were derived..., page 38

16. We note that a majority of your revenue is derived from two customers. Please disclose the material terms of your agreements with these customers, including but not limited to, the term and termination provisions of the agreement and the identity of the customers.
         Please also file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed. See Item 601(b)(10) of Regulation S-K.
We depend on a limited number of suppliers for key components..., page 39

17. We note that you rely on sole-source and limited-source suppliers for key components, including inverters and batteries, located in China. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.
A significant portion of our purchased components..., page 44

18. We note your risk factor that your supply chain may be impacted by changes in the policies, laws, rules and regulations of the United States or Chinese governments, as well as political unrest or unstable economic conditions in China. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.
The ongoing COVID-19 pandemic has impacted..., page 49

19. Please disclose whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China, and discuss any steps you are taking to mitigate adverse impacts to your business.
 John Lawrie
FirstName LastNameJohn   Lawrie
TLG Acquisition  One Corp.
Comapany9,
December  NameTLG
             2022    Acquisition One Corp.
December
Page 5    9, 2022 Page 5
FirstName LastName
The execution of our growth strategy is dependent upon..., page 51

20. Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether you have experienced lower demand for your products due to the inability for customers to receive financing for your products as a result of increased interest rates.
Sponsor may have interests in the Business Combination..., page 71

21. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Unaudited Pro Forma Condensed Combined Financial Information, page 97

22. We note your disclosures regarding pro forma adjustments related to Other Transactions included in the pro forma balance sheet as of June 30, 2022 and the pro forma statement of operations for the six months ended June 30, 2022. Please address the following regarding the Other Transactions adjustments:
             Explain why you believe the pro forma statement of operations for the year ended
              December 31, 2021 is not required to also include the impact of the Other
              Transactions based on the requirement to present adjustments to pro forma statements of operations assuming they were made as of the beginning of the fiscal year presented. Alternatively, revise the annual pro forma statement of operations to include the impact of Other Transactions adjustments.
             Disclose the conversion terms of the Lawrie Note.
             Revise the notes to the pro forma statements of operations to more fully explain how the related adjustment(s) to interest expense are determined and, if the assumed interest rates are not fixed rates, quantify and disclose the impact a potential change in the assumed interest rate would have on the pro forma financial statements as required by Rule 11-02(a)(10) of Regulation S-X.
             Explain how you determined the Other Transactions are probable.
23. We note the disclosures regarding the expected accounting treatment of the Business
         Combination, including the disclosure Electriq's existing stockholders will hold the
         "largest minority voting interest in New Electriq"; however, if accurate, please clarify that under each pro forma scenario Electriq's existing stockholders will have a majority interest in New Electriq.
 John Lawrie
FirstName LastNameJohn   Lawrie
TLG Acquisition  One Corp.
Comapany9,
December  NameTLG
             2022    Acquisition One Corp.
December
Page 6    9, 2022 Page 6
FirstName LastName
24. We note disclosures in the filing related to a Minimum Cash Condition that indicate TLG must have minimum available funds equal to or in excess of $125 million at closing.
         Please more clearly disclose and discuss how the Minimum Cash Condition was determined and how each pro forma scenario meets the Minimum Cash Condition.
         Further, it appears Electriq may have the option to waive the Minimum Cash Condition based on the terms of the Merger Agreement. Please clarify whether Electriq has such an option and, if they do, explain how you determined the current pro forma financial statements appropriately reflect the range of possible results that may occur as required by
         Rule 11-02(a)(10) of Regulation S-X. In addition, if applicable, please revise Electriq's
         MD&A to disclose and discuss the potential impact on the merged entity's financial condition if the Minimum Cash Condition is waived, including any additional potential risks and consequences to shareholders of the merged entity.
25.      We note disclosures in the filing related to TLG   s commitment to
enter into Financing
         Agreements to raise not less than $120 million. Please more fully explain why the minimum and maximum pro forma scenarios do not not reflect the additional financing and clarify, if accurate, that the Business Combination may proceed even if no additional financing is obtained. In addition, please also more fully explain how you determined the assumptions used in the 86% redemption pro forma scenario, including how that scenario meets, or why it does not meet, the $120 million commitment. Based on the disclosure that a different mix of debt and equity would change the pro forma financial information, please also explain how you determined the current pro forma financial statements appropriately reflect the range of possible results that may occur as required by Rule 11-
         02(a)(10) of Regulation S-X.
26. Please more fully explain how you determined the appropriate accounting treatment for the 5 million New Incentive Shares and the 2 million Merger Consideration Incentive
         Shares that will be issued under each pro forma scenario, including the authoritative literature you relied on.

27. Refer to adjustment 2(d) to the pro forma balance sheet on page 102. Please more fully disclose the terms of $25 million cash distribution to Electriq's existing equityholders and the related accounting. Please specifically address if it represents a pro rata distribution to all existing equityholders.
28. Refer to adjustment 2(f) to the pro forma balance sheet on page 102. Please explain why the difference reflected in the accumulated deficit is not recorded in the pro forma statement of operations for the year ended December 31, 2021.
29. Refer to adjustment 2(g) to the pro forma balance sheet and adjustment 2(c) to the pro forma statements of operations on page 102. Please disclose and explain how you determined it will be appropriate to reclassify the Public Warrants to equity as a result of the Business Combination and how you determined the Private and RBC Warrants will continue to be classified as liabilities.
 John Lawrie
TLG Acquisition One Corp.
December 9, 2022
Page 7
30. Refer to adjustment 2(e) to the pro forma statements of operations on page 103. Please disclose how the interest rate related to the debt was determined and, if the assumed interest rate is not a fixed rate, quantify and disclose the impact a potential change in the assumed interest rate would have on the pro forma financial statements as required by
         Rule 11-02(a)(10) of Regulation S-X.
Information About TLG
Permitted Purchases of Our Securities, page 132

31. We note your disclosure on page 132 that TLG's sponsor, directors, officers, advisors and
         their affiliates    may    purchase public shares or warrants in the
open market and vote the
         securities in favor of approval of the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5.
Management of TLG
Conflicts of Interest, page 142

32. Please clarify how the board considered the conflicts of interest in negotiating and recommending the business combination.
Information About Electriq
Sales, Marketing and Partnerships, page 160

33. We note your disclosure that in March 2021, you entered into a commercial supply agreement. Please tell us what consideration you have given to filing the agreement as a material contract under Item 601(b)(10) of Regulation S-K.
Change of Auditors, page 163

34. Due to the fact that Electriq changed auditors during 2022 and is the predecessor entity, please be advised that Electriq is required to provide all the disclosures required by Item
         304 of Regulation S-K, including a letter from their former auditor, filed as an exhibit to the filing, agreeing or disagreeing with the disclosures.

Electriq's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 165

35. Please discuss whether supply chain disruptions materially affect your outlook or business
FirstName LastNameJohn Lawrie
       goals. Specify whether these challenges have materially impacted your results of
Comapany   NameTLG
       operations       Acquisition
                  or capital        Oneand
                             resources   Corp.
                                           quantify, to the extent possible,
how your sales, profits,
       and/or liquidity
December 9, 2022 Page 7 have  been impacted.
FirstName LastName
 John Lawrie
FirstName LastNameJohn   Lawrie
TLG Acquisition  One Corp.
Comapany9,
December  NameTLG
             2022    Acquisition One Corp.
December
Page 8    9, 2022 Page 8
FirstName LastName
36. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products. Beneficial Ownership of Securities
Post-Business Combination Beneficial Ownership Table, page 184

37. Please revise your beneficial ownership table to clearly indicate the beneficial owner and natural person with dispositive voting power for GBIF Management Ltd. and JEL
         Partnership. Refer to Item 403 of Regulation S-K.
Executive Compensation Arrangements, page 197

38. Please confirm that you will file the employment agreements referenced on page 197 as exhibits once you enter into them with your executive officers.
The Business Combination
Unaudited Prospective Financial Information of Electriq, page 224

39. We note your disclosure that the financial projections are based on numerous assumptions.
          Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable.
         Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.
The Business Combination
Interests of Sponsor and TLG's Directors..., page 227

40.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
U.S. Federal Income Tax Considerations, page 258

41. We note the Merger Agreement indicates that the parties intend that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue
         Code. Please file a tax opinion as an exhibit to your registration statement. Please revise your disclosure beginning on page 258 to address Section 368(a) and any consequences to shareholders. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. Refer to
Item 601(b)(8) of
         Regulation S-K. For guidance, please refer to Staff Legal Bulletin No. 19.
 John Lawrie
FirstName LastNameJohn   Lawrie
TLG Acquisition  One Corp.
Comapany9,
December  NameTLG
             2022    Acquisition One Corp.
December
Page 9    9, 2022 Page 9
FirstName LastName
Index to Financial Statements, page F-1

42. Please provide updated interim financial statements and related disclosures for TLG and
         Electriq as required by Rule 8-08 of Regulation S-X.
Consolidated Financial Statements - Electriq
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-77

43. Please revise the revenue recognition policy to more fully address the following:
             Disclose when control is transferred for product sales.
             Disclose the general timing of system installations and clarify the nature of the "input method", including how you determined it is appropriate.
             Clarify if, and how, revenue is allocated between product sales and system installations.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Stephany Yang at (202) 551-3167 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at (202) 551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Gerry Spedale